Exhibit 99.2

Progressive Waste Solutions Ltd.

Condensed Consolidated Balance Sheets (“Balance Sheet”)

March 31, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	March 31,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$30,168	$29,940
Accounts receivable	235,199	238,958
Other receivables	448	440
Prepaid expenses	40,313	38,762
Income taxes recoverable	4,971	2,928
Restricted cash	477	476
Other assets	2,018	1,573
	313,594	313,077

OTHER RECEIVABLES	50	72
FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	9,772	9,885
INTANGIBLES (Note 7)	270,077	287,847
GOODWILL (Note 8)	922,024	929,114
LANDFILL DEVELOPMENT ASSETS	21,509	19,715
DEFERRED FINANCING COSTS	18,920	20,060
CAPITAL ASSETS	924,373	927,518
LANDFILL ASSETS	951,970	963,720
INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 9)	3,946	4,062
OTHER ASSETS	1,195	491
	$3,437,430	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$102,464	$120,341
Accrued charges (Note 10)	126,070	131,528
Dividends payable	15,875	16,206
Income taxes payable	2,486	1,986
Deferred revenues	18,195	19,002
Current portion of long-term debt	6,964	6,907
Landfill closure and post-closure costs (Note 11)	8,195	8,871
Other liabilities	2,401	2,527
	282,650	307,368

LONG-TERM DEBT	1,659,940	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	106,807	104,281
OTHER LIABILITIES	6,242	6,166
DEFERRED INCOME TAXES	109,918	103,795
	2,165,557	2,202,980

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued and outstanding - 114,852,617 (December 31, 2012 - 114,993,864))	1,773,539	1,773,530
Restricted shares (issued and outstanding - 314,136 (December 31, 2012 - 172,500))	(6,466)	(3,460)
Additional paid in capital	2,650	2,166
Accumulated deficit	(438,179)	(451,539)
Accumulated other comprehensive loss	(59,671)	(48,116)
Total shareholders’ equity	1,271,873	1,272,581
	$3,437,430	$3,475,561

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended March 31, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended
	2013	2012

REVENUES	$486,560	$438,275
EXPENSES
OPERATING	296,888	265,341
SELLING, GENERAL AND ADMINISTRATION	59,816	59,292
AMORTIZATION	71,299	63,654
NET GAIN ON SALE OF CAPITAL ASSETS	(617)	(384)
OPERATING INCOME	59,174	50,372
INTEREST ON LONG-TERM DEBT	15,243	14,264
NET FOREIGN EXCHANGE (GAIN) LOSS	(1)	7
NET GAIN ON FINANCIAL INSTRUMENTS (Note 15)	(2,265)	(545)
OTHER EXPENSES	—	53
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	46,197	36,593
INCOME TAX EXPENSE (Note 16)
Current	9,799	10,425
Deferred	7,024	4,095
	16,823	14,520
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	33	4
NET INCOME	29,341	22,069

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(11,296)	9,623

Derivatives designated as cash flow hedges, net of income tax $288 (2012 - ($388))	(535)	721
Settlement of derivatives designated as cash flow hedges, net of income tax ($149) (2012 - ($137))	276	256
	(259)	977
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(11,555)	10,600
COMPREHENSIVE INCOME	$17,786	$32,669

Net income per weighted average share, basic (Note 12)	$0.25	$0.19
Net income per weighted average share, diluted (Note 12)	$0.25	$0.19
Weighted average number of shares outstanding (thousands), basic (Note 12)	115,167	117,887
Weighted average number of shares outstanding (thousands), diluted (Note 12)	115,167	117,887

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended March 31, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended
	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$29,341	$22,069
Items not affecting cash
Restricted share expense	490	734
Accretion of landfill closure and post-closure costs (Note 11)	1,409	1,308
Amortization of intangibles	15,360	12,928
Amortization of capital assets	38,076	33,899
Amortization of landfill assets	17,863	16,827
Interest on long-term debt (amortization of deferred financing costs)	856	1,690
Net gain on sale of capital assets	(617)	(384)
Net gain on financial instruments	(2,265)	(545)
Deferred income taxes	7,024	4,095
Net loss from equity accounted investee	33	4
Landfill closure and post-closure expenditures (Note 11)	(795)	(1,534)
Changes in non-cash working capital items	(11,999)	(25,743)
Cash generated from operating activities	94,776	65,348
INVESTING
Acquisitions (Note 6)	(95)	(6,544)
Restricted cash deposits	(1)	(2)
Investment in other receivables	(134)	—
Proceeds from other receivables	139	124
Funded landfill post-closure costs	(102)	(86)
Purchase of capital assets	(51,380)	(37,386)
Purchase of landfill assets	(10,006)	(12,705)
Proceeds from the sale of capital assets	1,121	719
Investment in landfill development assets	(1,776)	(2,266)
Cash utilized in investing activities	(62,234)	(58,146)
FINANCING
Payment of deferred financing costs	(48)	(55)
Proceeds from long-term debt	19,824	98,941
Repayment of long-term debt	(32,042)	(65,845)
Proceeds from the exercise of stock options	3	310
Repurchase of common shares (Note 12)	—	(29,308)
Purchase of restricted shares	(3,006)	—
Dividends paid to shareholders	(15,981)	(14,769)
Cash utilized in financing activities	(31,250)	(10,726)
Effect of foreign currency translation on cash and cash equivalents	(1,064)	381
NET CASH INFLOW (OUTFLOW)	228	(3,143)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF PERIOD	$30,168	$11,000
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$30,163	$10,998
Cash equivalents	5	2
	$30,168	$11,000
Cash paid during the period for:
Income taxes	$11,692	$16,510
Interest	$15,278	$13,844

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended March 31, 2013 and 2012 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2012	$1,773,530	$(3,460)	$—	$2,166	$(451,539)	$(48,116)	$1,272,581
Net income					29,341		29,341
Dividends declared					(15,981)		(15,981)
Restricted shares purchased		(3,006)					(3,006)
Restricted share expense				490			490
Common shares issued on exercise of stock options	9			(6)			3
Common shares acquired by U.S. long-term incentive plan			(1,912)				(1,912)
Deferred compensation obligation			1,912				1,912
Foreign currency translation adjustment						(11,296)	(11,296)
Derivatives designated as cash flow hedges, net of income tax						(535)	(535)
Settlement of derivatives designated as cash flow hedges, net of income tax						276	276
Balance at March 31, 2013	$1,773,539	$(6,466)	$—	$2,650	$(438,179)	$(59,671)	$1,271,873

	Common	Restricted	Treasury	Additional paid in	Accumulated	Accumulated other comprehensive loss	Total
	shares	shares	shares	capital	deficit	(Note 12)	equity
Balance at December 31, 2011	$1,824,231	$(5,353)	$—	$2,789	$(466,775)	$(61,751)	$1,293,141
Net income					22,069		22,069
Dividends declared					(16,351)		(16,351)
Restricted share expense				734			734
Common shares issued on exercise of stock options	458			(148)			310
Common shares acquired by U.S. long-term incentive plan			(3,505)				(3,505)
Deferred compensation obligation			3,505				3,505
Repurchase of common shares	(22,404)				(6,904)		(29,308)
Foreign currency translation adjustment						9,623	9,623
Derivatives designated as cash flow hedges, net of income tax						721	721
Settlement of derivatives designated as cash flow hedges, net of income tax						256	256
Balance at March 31, 2012	$1,802,285	$(5,353)	$—	$3,375	$(467,961)	$(51,151)	$1,281,195

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2012.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements except as indicated in Notes 4 and 5.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.  Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2012 audited consolidated financial statements, except as outlined in Note 5 to these financial statements.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.  Changes in Accounting Policies

Comprehensive Income - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, FASB issued amendments to comprehensive income requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income.  For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account instead of directly to income or expense in the same reporting period.  The amendments are effective prospectively for reporting periods beginning after December 15, 2012 with early adoption permitted.  This guidance did not have a significant impact on the Company’s financial statement presentation and disclosure.

6.  Acquisitions

The following table outlines the number of acquisitions completed by the Company in each of its business segments for the three months ended March 31, 2013 and 2012.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or a company’s assets, including various current assets and liabilities.  Each of the acquisitions completed constitutes a business.

	Three months ended
	March 31
	2013			2012
	Assets	Shares	Total	Assets	Shares	Total

Canada	—	—	—	1	—	1
U.S. south	—	—	—	2	—	2
Total acquisitions	—	—	—	3	—	3

The Company considers each of these acquisitions a “tuck-in”.  Tuck-ins represent the acquisition of solid waste collection and or disposal operations in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces and to expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for these acquisitions have not been disclosed as the acquired companies are immaterial both individually and in the aggregate.  The results from these acquisitions have been included in the Company’s financial statements from the date of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, which results from meeting various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Cash consideration paid, and its allocation to the fair value of net assets acquired, is as follows:

	Three months ended
	March 31
	2013	2012

Consideration
Cash, including holdbacks (as applicable)	$—	$7,296

Net assets acquired
Accounts receivable	—	307
Intangibles (Note 7)	—	2,090
Goodwill (Note 8)	—	1,462
Capital assets	—	3,828
Accounts payable	—	(391)
Total net assets acquired	$—	$7,296

Consideration by segment (including holdbacks (as applicable))
Canada	$—	$1,398
U.S. south	—	5,898
Total consideration	$—	$7,296

Goodwill recorded by segment
Canada	$—	$339
U.S. south	—	1,123
Total goodwill	$—	$1,462

Goodwill expected to be deductible for tax purposes	$—	$1,462

	Three months ended
	March 31
	2013	2012

Aggregate cash consideration (excluding holdbacks and cash payments due to sellers for achieving various business performance targets)	$—	$6,471

Contingent consideration (paid in respect of acquisitions completed prior to January 1, 2009)	$95	$73

Transaction costs (included in selling, general and administration expense)	$285	$288

The Company typically holds back a portion of amounts due to sellers subject to the acquired operations meeting various business performance conditions.  These conditions are generally short- term in nature and the Company has assessed the fair value of its obligation for payment as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation for payment as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $nil as at March 31, 2013 (December 31, 2012 - $25,627).

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7. Intangibles

	March 31, 2013
	Cost	Accumulated amortization	Net book value	Additions (including adjustments)	Weighted average amortization period of additions

Customer collection contracts	$245,131	$152,839	$92,292	$—	—
Customer lists	247,544	112,628	134,916	—	—
Non-competition agreements	20,732	11,853	8,879	(400)	—
Transfer station permits	33,790	7,083	26,707	—	—
Trade-names	12,970	5,687	7,283	—	—
	$560,167	$290,090	$270,077	$(400)

	December 31, 2012			March 31, 2012
	Cost	Accumulated amortization	Net book value	Additions (including adjustments)	Weighted average amortization period of additions

Customer collection contracts	$249,308	$150,337	$98,971	$1,355	4.00
Customer lists	247,553	104,833	142,720	1,383	7.50
Non-competition agreements	31,602	20,932	10,670	400	3.50
Transfer station permits	34,415	6,837	27,578	—	—
Trade-names	13,142	5,234	7,908	55	2.00
	$576,020	$288,173	$287,847	$3,193

Adjustments to the fair value of certain assets acquired in prior periods resulted in a $400 decline to non-competition agreements in the current period (2012 - $572 and $531 increase to customer collection contracts and customer lists, respectively).

Estimated remaining intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2013, and thereafter is as follows:

2013	$43,831
2014	53,464
2015	43,325
2016	37,980
2017	32,452
Thereafter	59,025
$270,077

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.  Goodwill

The following tables illustrate the change in goodwill for the three months ended March 31, 2013 and 2012.

	March 31, 2013
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$409,296	$421,108	$459,267	$1,289,671
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	409,296	421,108	98,710	929,114
Goodwill adjustments in respect of prior period acquisitions, during the period	—	1,252	—	1,252
Foreign currency exchange adjustment, for the period	(8,342)	—	—	(8,342)

Goodwill, stated at cost	400,954	422,360	459,267	1,282,581
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$400,954	$422,360	$98,710	$922,024

	March 31, 2012
	Canada	U.S. south	U.S. northeast	Total

Goodwill, stated at cost	$372,596	$350,126	$412,244	$1,134,966
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, beginning of year	372,596	350,126	51,687	774,409
Goodwill recognized on acquisitions, during the period	339	1,123	—	1,462
Goodwill adjustments in respect of prior period acquisitions, during the period	—	(800)	—	(800)
Foreign currency exchange adjustment, for the period	6,676	—	—	6,676

Goodwill, stated at cost	379,611	350,449	412,244	1,142,304
Accumulated impairment loss	—	—	(360,557)	(360,557)
Balance, end of period	$379,611	$350,449	$51,687	$781,747

For the three months ended March 31, 2013, goodwill arising from accrued contingent consideration due to sellers for acquisitions consummated prior to January 1, 2009 amounted to $nil (2012 - $nil).  Adjustments to preliminary fair value allocations resulted in a $1,157 increase (2012 - ($873) decrease) to goodwill.

The Company has not disposed of any goodwill for the three months ended March 31, 2013 or in the year ended December 31, 2012.

The Company has not recognized any goodwill impairment charge in the three months ended March 31, 2013 or in the year ended December 31, 2012.

9.  Investments

Investment in equity accounted investee

The Company has a fifty percent ownership interest in its equity investee.  The remaining fifty percent is owned by two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company and the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are related to certain financing, board composition, the sharing of profits and material business changes.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transaction.  The Company incurred $125 (2012 - $52) of charges for the three months ended March 31, 2013 from its equity investee which are recorded to operating expenses.  A total of $1 (December 31, 2012 - $32) is included in accounts payable at March 31, 2013 for amounts owing to the Company’s equity investee.

On December 6, 2010, in exchange for cash, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5%, or the rate which is equal to bank prime plus 2.0% calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

10.  Accrued Charges

Accrued charges are comprised of the following:

	March 31, 2013	December 31, 2012

Insurance	$30,038	$29,040
Payroll and related costs	26,095	28,745
Franchise and royalty fees	8,551	8,653
Interest	2,353	2,737
Provincial, federal and state sales taxes	6,421	4,542
Acquisition holdbacks and acquisition related costs	21,049	27,834
Environmental surcharges	5,962	7,990
Property taxes	1,492	141
Share based compensation	3,228	3,730
Other	20,881	18,116
	$126,070	$131,528

11.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

March 31, 2013
Fair value of legally restricted assets (funded landfill post-closure costs)	$9,772
Undiscounted closure and post-closure costs	$661,821
Credit adjusted risk free rates - Canadian segment landfills	4.6 - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2013	$8,195
2014	11,099
2015	18,231
2016	7,399
2017	11,709
Thereafter	605,188
$661,821

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended
	March 31
	2013	2012

Landfill closure and post-closure costs, beginning of the year	$113,152	$101,502
Provision for landfill closure and post-closure costs, during the period	2,561	3,002
Accretion of landfill closure and post-closure costs, during the period	1,409	1,308
Landfill closure and post-closure expenditures, during the period	(795)	(1,534)
Revisions to estimated cash flows, during the period	(618)	(399)
Foreign currency translation adjustment, for the period	(707)	510
	115,002	104,389
Less current portion of landfill closure and post-closure costs	8,195	8,983
Landfill closure and post-closure costs, end of period	$106,807	$95,406

12.  Shareholders’ Equity

Normal course issuer bid

Effective August 21, 2012, the Company received approval for a normal course issuer bid (“NCIB”) to purchase up to 7,500 of the Company’s common shares.  Daily purchases are limited to a maximum of 57.806 shares on the TSX.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased will be cancelled.

For the three months ended March 31, 2013, no common shares (2012 - 1,375) were purchased and cancelled at a total cost of $nil (2012 - $29,308).

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehensive loss
Three months ended March 31, 2013
Balance, beginning of year	$(48,292)	$176	$(48,116)
Other comprehensive loss before reclassifications, during the period	(11,296)	(535)	(11,831)
Amounts reclassified from accumulated other comprehensive loss, during the period	—	276	276
Balance, end of period	$(59,588)	$(83)	$(59,671)

Three months ended March 31, 2012
Balance, beginning of year	$(59,994)	$(1,757)	$(61,751)
Other comprehensive income before reclassifications, during the period	9,623	721	10,344
Amounts reclassified from accumulated other comprehensive loss, during the period	—	256	256
Balance, end of period	$(50,371)	$(780)	$(51,151)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and reconciles the weighted average number of shares outstanding at March 31, 2013 and 2012 for the purpose of computing basic and diluted net income per share.

	Three months ended
	March 31
	2013	2012

Net income	$29,341	$22,069

Weighted average number of shares, basic	115,167	117,887
Dilutive effect of share based options	—	—
Weighted average number of shares, diluted	115,167	117,887

Net income per weighted average share, basic	$0.25	$0.19
Net income per weighted average share, diluted	$0.25	$0.19
Issued and outstanding share based options	2,857	2,486

Share based options are anti-dilutive to the calculation of net income or loss per share and have been excluded from the calculation.

13.  Share Based Compensation

Compensation expense includes restricted share expense or recovery and fair value changes in performance share units (“PSUs”) and share based options which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three months ended March 31, 2013 restricted share expense amounted to $490 (2012 - $734).

PSUs

For the three months ended March 31, 2013, PSU expense totaled $613 (2012 - $626).  In addition, as of March 31, 2013, unrecognized compensation cost for PSUs totaled $5,023 (December 31, 2012 - $2,218).  At March 31, 2013, $1,785 is accrued (December 31, 2012 - $1,188).

Share based options

For the three months ended March 31, 2013 share based compensation (recovery) expense amounted to ($429) (2012 - $1,644).  In addition, as of March 31, 2013, unrecognized compensation cost for share based compensation totaled $1,490 (December 31, 2012 - $1,070).  At March 31, 2013, $3,228 (December 31, 2012 - $3,730) is accrued.

14.  Related Party Transactions

Related party agreements

The Company leases office space that is owned by one of its directors.  The lease commenced in 2004 and has a lease term expiring in September 2014.  The annual cost of the lease approximates 320 Canadian dollars (“C$”).

Other related party transactions

A company owned by an officer of a BFI Canada Inc. (“BFI”) subsidiary provides transportation services to the Company.  Total charges of $899 (2012 - $588) were incurred for the three months ended March 31, 2013 and are recorded to operating expenses.  Amounts included in accounts payable at March 31, 2013 total $91 (December 31, 2012 - $63)

All related party transactions are recorded at the exchange amounts.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s balance sheet.

	March 31, 2013	December 31, 2012
Financial assets
Derivatives not designated in a hedging relationship
Current - commodity swaps	$1,372	$660
Long-term - commodity swaps	$1,195	$491
Current - foreign currency exchange agreements	$131	$—

Derivatives designated in a hedging relationship
Current - commodity swaps	$515	$913

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$2,401	$2,447
Long-term - interest rate swaps	$722	$1,307
Current - foreign currency exchange agreements	$—	$80

The following tables outline the hierarchical measurement categories for various financial assets and liabilities. As at March 31, 2013 and December 31, 2012 financial assets and liabilities measured on a recurring basis had the following fair values:

	March 31, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$30,168	$—	$—	$30,168
Funded landfill post-closure costs	9,772	—	—	9,772
Other assets - commodity swaps (designated in a hedging relationship)	—	—	515	515
Other assets - commodity swaps	—	—	2,567	2,567
Other assets - foreign currency exchange agreements	—	131	—	131
Other liabilities - interest rate swaps	—	(3,123)	—	(3,123)
	$39,940	$(2,992)	$3,082	$40,030

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	December 31, 2012
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$29,940	$—	$—	$29,940
Funded landfill post-closure costs	9,885	—	—	9,885
Other assets - commodity swaps (designated in a hedging relationship)	—	—	913	913
Other assets - commodity swaps	—	—	1,151	1,151
Other liabilities - interest rate swaps	—	(3,754)	—	(3,754)
Other liabilities - foreign currency exchange agreements	—	(80)	—	(80)
	$39,825	$(3,834)	$2,064	$38,055

The following table outlines the change in fair value for recurring Level 3 fair value measurements for the three months ended March 31, 2013 and 2012:

	Three months ended March 31
	2013	2012
Significant unobservable inputs (Level 3)

Balance, beginning of year	$2,064	$2,258
Realized gains included in the statement of operations, during the period	77	294
Unrealized gains included in the statement of operations, during the period	1,421	611
Unrealized (losses) gains included in accumulated other comprehensive loss, during the period	(398)	1,779
Settlements	(77)	(294)
Foreign currency translation adjustment	(5)	6
Balance, end of period	$3,082	$4,654

Fair value

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes by comparing them to similar quotes from another financial institution.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and the Company uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company has entered into the agreements with.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three months ended March 31, 2013 and 2012.

	Three months ended
	March 31
	2013	2012

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$—	$201
Other comprehensive (loss) income, commodity swaps	(535)	520
Total other comprehensive (loss) income, net of income tax	$(535)	$721

	Three months ended
	March 31
	2013	2012

Reclassifications from accumulated other comprehensive income to net income or loss
Gains (losses) on cash flow hedges:
Commodity swaps - recorded in operating expenses	$425	$979
Interest rate swaps - recorded in interest on long-term debt	—	(586)
	425	393
Income tax - recorded in income tax expense or recovery	(149)	(137)
Total amount reclassified from accumulated other comprehensive income	$276	$256

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $515 (December 31, 2012 - $913).  The timing of actual amounts reclassified to net income is dependent on the future movement in diesel fuel prices.

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company entered into interest rate swaps to fix a portion of its variable rate interest charged on borrowings under its previously outstanding U.S. long-term debt facility, some of which were designated for hedge accounting up to October 24, 2012.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate against the risk of foreign currency fluctuations on dividends paid by BFI Canada Inc. (“BFI”) to WSI LLC, a U.S. holding company.  WSI LLC has a partial ownership interest in BFI.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s corporate treasury function is responsible for arranging all agreements while the Audit Committee is responsible for approving these agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps and foreign currency exchange agreements recorded in other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps and foreign currency exchange agreements as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 29, 2008	62,500	$3.69	Diesel Fuel Index	July 1, 2009	October 31, 2013
June 1, 2009	170,000	$2.34	NYMEX Heating Oil Index	January 1, 2013	May 31, 2013
June 21, 2012	150,000	$3.62	Diesel Fuel Index	January 1, 2015	December 31, 2015
May 9, 2012	150,000	$3.94	Diesel Fuel Index	January 1, 2013	December 31, 2013
May 24, 2012	150,000	$3.82	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	300,000	$3.74	Diesel Fuel Index	January 1, 2013	December 31, 2013
June 1, 2012	62,500	$3.69	Diesel Fuel Index	November 1, 2013	June 30, 2014
May 9, 2012	150,000	$3.85	Diesel Fuel Index	January 1, 2014	December 31, 2014
May 24, 2012	150,000	$3.79	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	300,000	$3.73	Diesel Fuel Index	January 1, 2014	December 31, 2014
June 1, 2012	150,000	$3.72	Diesel Fuel Index	January 1, 2015	December 31, 2015

Canadian fuel hedges

Date entered	Notional amount (litres per month expressed in litres)	Diesel rate paid (expressed in C$)	Diesel rate received variable	Effective date	Expiration date

May 9, 2012	260,000	$0.61	NYMEX WTI Index	January 1, 2013	December 31, 2014
May 23, 2012	260,000	$0.60	NYMEX WTI Index	January 1, 2013	December 31, 2014
June 4, 2012	520,000	$0.76	NYMEX Heating Oil Index	January 1, 2013	December 31, 2013
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2014	December 31, 2014
June 4, 2012	520,000	$0.57	NYMEX WTI Index	January 1, 2015	December 31, 2015

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

October 26, 2010	$160,000	1.07%	0.23%	November 2, 2010	July 2, 2014
March 25, 2011	$60,000	1.61%	0.23%	April 4, 2011	July 2, 2014
June 29, 2011	$30,000	1.13%	0.23%	July 5, 2011	July 2, 2014
October 4, 2011	$45,000	*	*	October 4, 2011	April 4, 2013

Note:

(*) This interest rate swap agreement is based on LIBOR with an interest rate cap of 3.0%.

Foreign currency exchange agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

February 29, 2012	$4,000	0.9998	April 15, 2013
August 9, 2012	$4,300	1.0054	July 15, 2013

The contractual maturities of the Company’s derivatives are as follows:

	March 31, 2013
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$3,185	$2,538	$647	$—	$—
Foreign currency exchange agreements	$8,300	$8,300	$—	$—	$—

Unrealized amounts recorded to net gain or loss on financial instruments for the three months ended March 31, 2013 are as follows:

	Three months ended
	March 31
	2013	2012

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(3)	$14
Interest rate swaps	(631)	(325)
Fuel hedges	(1,421)	(611)
Foreign currency exchange agreements	(210)	377
	$(2,265)	$(545)

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended
	March 31
	2013	2012
Income before income taxes and net loss from equity accounted investee
Canada	$18,223	$26,038
U.S.	27,974	10,555
	$46,197	$36,593

Current income tax expense
Canada	$8,590	$9,004
U.S.	1,209	1,421
	9,799	10,425
Deferred income tax (recovery) expense
Canada	(2,464)	(726)
U.S.	9,488	4,821
	7,024	4,095
Total income tax expense	$16,823	$14,520

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended March 31, 2013 and 2012.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2012 in Canada and from 1997 to 2012 in the U.S.

17.  Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes of stock options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended
	March 31
	2013	2012
Revenues
Canada	$179,094	$173,918
U.S. south	211,567	187,407
U.S. northeast	95,899	76,950
Corporate	—	—
	$486,560	$438,275

Revenues less operating and selling, general and administration expense
Canada	$64,775	$62,366
U.S. south	59,167	51,678
U.S. northeast	17,880	15,380
Corporate	(11,966)	(15,782)
	$129,856	$113,642

Amortization
Canada	$26,040	$21,999
U.S. south	29,868	26,984
U.S. northeast	14,802	13,738
Corporate	589	933
	$71,299	$63,654

Net gain on sale of capital assets	$(617)	$(384)

Operating income	$59,174	$50,372

	March 31, 2013
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$400,954	$422,360	$98,710	$—	$922,024
Capital assets	$387,730	$412,805	$114,586	$9,252	$924,373
Landfill assets	$198,035	$403,672	$350,263	$—	$951,970
Total Assets	$1,257,645	$1,445,216	$680,720	$53,849	$3,437,430

	December 31, 2012
	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$409,296	$421,108	$98,710	$—	$929,114
Capital assets	$379,095	$421,374	$118,210	$8,839	$927,518
Landfill assets	$207,485	$404,403	$351,832	$—	$963,720
Total Assets	$1,283,434	$1,461,817	$684,959	$45,351	$3,475,561

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2013 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

18.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2013 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2013, the Company has compensated one homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

19.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.